AB 4/23

SECURITIES A[illegible] 08031437
Washington, D.C. 20549

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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 39969

02-022875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canterbury Consulting Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 300
(No. and Street)

Newport Beach, (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. D. Bruce (949) 718-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

2030 Main Street, Suite 1400 (Address) Irvine (City) CA (State) 92614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2008
THOMSON FINANCIAL

RECEIVED
2008 MAR 28 AM 7:39
SEC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/23

OATH OR AFFIRMATION

I, R. D. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Consulting Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TERESA D. BATRES
Commission # 1496462
Notary Public - California
Orange County
My Comm. Expires Jun 25, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTERBURY CONSULTING INCORPORATED

INDEPENDENT AUDITORS' REPORT

AND

FINANCIAL STATEMENTS

WITH

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Canterbury Consulting Incorporated

We have audited the accompanying statement of financial condition of Canterbury Consulting Incorporated (the "Company") as of December 31, 2007, and the related statements of income, stockholders' equity, and cash flows for the year ended December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of Canterbury Consulting Incorporated as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Irvine, California
March 21, 2008

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	373,571
Receivables from clearing organizations		112,146
Customer and other receivables		2,280,659
Prepaid expenses		107,444
Deposits		162,066
Property and equipment, net		396,850
Total assets	$	3,432,736

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	256,654
Accrued payroll and payroll taxes		1,057,614
Capital lease obligations		119,285
Notes payable		56,800
Total liabilities		1,490,353
Stockholders' equity		
Class A voting common stock; no par value; 500,000 shares authorized; 182,115 shares issued and outstanding		1,079,962
Notes receivable for stock		(84,440)
Retained earnings		946,861
Total stockholders' equity		1,942,383
Total liabilities and stockholders' equity	$	3,432,736

See accompanying notes to financial statements.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions on securities transactions	$	3,739,849
Consulting fee income		8,060,482
Other fees and income		724,293
Total revenues		12,524,624
EXPENSES		
Employee compensation and benefits		8,882,875
Floor brokerage and clearance fees		494,931
Communications		506,442
Occupancy		456,154
General and administrative		1,946,160
Interest		22,026
Loss on disposal of fixed assets		2,636
Total expenses		12,311,224
INCOME BEFORE INCOME TAX PROVISION		213,400
PROVISION FOR INCOME TAX		800
NET INCOME	$	212,600

See accompanying notes to financial statements.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock				
	Shares Outstanding	Common Stock	Notes Receivable	Retained Earnings	Total
BALANCE, January 1, 2007	184,053	$ 948,436	$ (34,216)	$ 977,280	$ 1,891,500
Net income				212,600	212,600
Distributions				(44,109)	(44,109)
Stock redeemed	(6,685)	(33,527)		(198,910)	(232,437)
Stock issued	4,747	165,053	(69,832)		95,221
Payments on notes receivable for stock purchases			19,608		19,608
BALANCE, December 31, 2007	182,115	$ 1,079,962	$ (84,440)	$ 946,861	$ 1,942,383

See accompanying notes to financial statements.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	212,600
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		257,446
Loss on disposal of fixed assets		2,636
Changes in operating assets and liabilities		
Receivables from clearing organizations		(2,192)
Customer and other receivables		(450,841)
Prepaid expenses		(17,557)
Deposits		(11,830)
Accounts payable and accrued expenses		83,211
Accrued payroll and payroll taxes		207,916
Net cash provided by operating activities		281,389
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		(141,372)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal borrowings on note payable		56,800
Payments on capital lease obligations		(56,183)
Distributions to stockholders		(44,109)
Issuance of common stock		95,221
Payments received for stockholders' notes		19,608
Purchase of stockholder's shares		(232,437)
Net cash used in financing activities		(161,100)
DECREASE IN CASH AND CASH EQUIVALENTS		(21,083)
CASH AND CASH EQUIVALENTS - beginning of year		394,654
CASH AND CASH EQUIVALENTS - end of year	$	373,571

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Income taxes paid during the year	$	800
Interest paid during the year	$	22,026

NONCASH FINANCING ACTIVITY

Notes issued for common stock	$	69,832

See accompanying notes to financial statements.

Note 1 - Nature of Business

Canterbury Consulting Incorporated (the "Company"), was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of the Securities Investors Protection Corporation ("SIPC").

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents - Cash and cash equivalents consist of balances on deposit in banks and other financial institutions and short-term investments that have a maturity of less than ninety days. Cash on deposit in banks may exceed the Federal Deposit Insurance Corporation insurance limits. The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Property and equipment - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Upon disposal of property and equipment, the Company records a gain or loss based upon the difference between the proceeds received and the net book value of the asset disposed.

Revenue recognition - Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received, which primarily include mutual fund income.

Income taxes - Effective July 1, 2004, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code for federal and state purposes. Under these provisions, the Company does not pay corporate income taxes on its taxable income. However, the Company is subject to 1.5% California franchise tax. In addition, the stockholders are liable for individual federal and state income taxes on the Company's taxable income. The Company may distribute funds necessary to satisfy the stockholders' estimated personal income tax liabilities. The provision for income tax in the current period consists entirely of the California franchise tax.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives and hedging - The Company does not engage in derivatives or hedging activities.

Fair value of financial instruments - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of December 31, 2007, the Company's capital lease obligations and note payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Concentration of credit risk - The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company's customer receivables are due from customers throughout the United States and collateral is not required. Historically, the Company's credit-related losses have been insignificant.

Recent accounting pronouncements - In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement.* This statement defines fair value, establishes a framework for measuring fair value, and expends disclosures about fair value measurement. This statement is effective for the fiscal year beginning after November 15, 2007. The Company is in the process of determining whether the adoption of this statement will have a material impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 159, *The Fair Value Options for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 Fair Value Measurement.* The statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for the fiscal year beginning after November 15, 2007 provided the entity also elects to apply the provisions of SFAS No. 157. The Company is in the process of determining whether the adoption of this statement will have a material impact on the Company's financial position or results of operations.

Note 3 - Clearing Agreements and Commissions Receivable

On June 1, 2001, the Company entered into a clearing agreement with First Clearing Corporation ("First Clearing"), whereby First Clearing acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity, settlement of contracts and transactions in securities, all cashiering functions, and constructing and maintaining all prescribed books and records. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee. The maximum amount of potential indemnification is unlimited; however, in connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $100,000 with First Clearing which is included in deposits at December 31, 2007 and (ii) maintain blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At December 31, 2007, the Company has $300,000 of blanket brokers' bond insurance in effect. This insurance limits the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2007.

On a monthly basis, First Clearing remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At December 31, 2007, amounts held by and receivable from First Clearing totaled $112,146.

Note 4 - Property and Equipment

Property and equipment consists of the following as of December 31, 2007:

Furniture and equipment	$	633,832
Leasehold improvements		131,598
Computer equipment and software		666,609
		1,432,039
Less accumulated depreciation and amortization		(1,035,189)
	$	396,850

Depreciation and amortization expense totaled $257,446 for year ended December 31, 2007. At December 31, 2007, the carrying amount of leased assets included in property and equipment is $292,441 with related accumulated amortization of $183,569.

Note 5 - Capital Lease Obligations

The Company leases certain equipment under capital leases. The leases are non-recourse and lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five year periods. Certain reproduction equipment leases require additional monthly payments totaling $2,780 through November 2009 for technical support and maintenance and require the Company to pay contingent rent for excess usage. The Company is also responsible for the cost of repairs, insurance, and property taxes.

Future minimum payments for assets under capital leases as of December 31, 2007 are as follows:

Year Ending December 31:		
2008	$	61,508
2009		57,005
2010		7,473
2011		1,246
2012		-
		127,232
Amount representing interest		(7,947)
	$	119,285

Note 6 - Commitments and Contingencies

Leases - The Company leases its principal office space in Newport Beach, California under a non-cancelable operating lease agreement expiring in January 2013. The minimum commitment under the lease approximates $42,000 per month through its expiration. The Company also leases additional office space in Seattle, Washington under a non-cancelable operating lease of approximately $6,600 per month that expires in March 2012. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. The Company is responsible for executory costs such as property taxes and common area operating costs under both of these operating leases. Rent expense for the year ended December 31, 2007 was $456,154, which is included in occupancy expenses.

Note 6 - Commitments and Contingencies (continued)

Future minimum rental payments required under these operating leases as of December 31, 2007 are as follows:

Year Ending December 31:		
2008	$	543,000
2009		566,000
2010		580,000
2011		595,000
2012		546,000
Thereafter		44,000
	$	2,874,000

The Company sub-leases a portion of its office space to three tenants under month-to-month leases. Monthly rent equals $2,250 for the tenants. Rental income received from the tenants for the year ended December 31, 2007 totaled approximately $24,400, which is included in occupancy expense.

Other - The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of Management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Note 7 - Profit Sharing Plan

The Company has a defined contribution profit sharing plan (the "Plan") where eligible employees can make voluntary salary deferral contributions. The Plan conforms to the requirements of Internal Revenue Code Section 401(k) and covers substantially all employees of the Company. Employees are eligible for participation in the Plan the first day of the month following 30 days of employment. Employer contributions are discretionary up to a maximum amount allowed by law. For certain Plan years, the Company may elect to make a Qualified Matching Contribution to satisfy certain non-discrimination tests required by the IRS. This contribution may or may not be made for all participants. If a contribution is made on behalf of a participant, it will be 100% vested at all times. For the year ended December 31, 2007, the Company contributed $362,746 to the Plan.

Note 8 - Reserve Requirement

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities. The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d (2) of the Commodity Exchange Act is not applicable.

Note 9 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2007, the Company had net capital of $140,516, which was $40,516 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2007 was 9.76 to 1.

Note 10 - Related-Party Receivables

Notes receivable from stockholders - The Company has entered into promissory notes with stockholders relating to the purchase of Company stock pursuant to the terms of the Amended and Restated Stockholders' Agreement. The notes have four-year maturities payable in four equal annual installments. Interest on the unpaid principal accrues at the rate of 8.25% per annum. Outstanding principal on stockholders notes as of December 31, 2007, was $84,440.

SUPPLEMENTAL INFORMATION

CANTERBURY CONSULTING INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

NET CAPITAL		
Total stockholders' equity		$ 1,942,383
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses	$ 107,444	
Deposits	47,832	
Property and equipment, net	277,565	
Customer and other receivables	1,369,026	1,801,867
Net capital before haircuts on securities positions		140,516
Haircuts on securities positions		
Money market funds	$ -	
Undue concentration	-	-
Net capital		$ 140,516

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Total liabilities	$ 1,490,353
Less: Non-recourse capital lease obligations	(119,285)
Total aggregate indebtedness	$ 1,371,068

CANTERBURY CONSULTING INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
(continued)
DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital required	$	100,000
Minimum net capital required (ratio 15 to 1)	$	91,405
Minimum net capital required	$	100,000
Excess net capital	$	40,516
Excess net capital over 120% of minimum net capital required	$	20,516
Ratio: Aggregate indebtedness to net capital		9.76

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II FORM X-17A-5 AS OF 12/31/2007

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$	145,577
Change in other allowable credits:		
Deferred tax on non-allowable asset		-
Adjustments relating to non-allowable assets		
Property and equipment		1
Customer and other receivables		(17,545)
Prepaid expenses		
Deferred tax asset		-
Haircuts on securities:		
Money market funds and securities owned		-
Undue concentration		-
Other adjustments		
Consulting fee income and fees		27,471
Other income		
Payroll and other expenses		(14,988)
Benefit for income taxes		-
	$	140,516

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2007.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2007.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canterbury Consulting Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Canterbury Consulting Incorporated (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Irvine, California
March 21, 2008

END